SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bristow Group Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

110394103
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 110394103	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Senvest Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,445,047 (including 959,232 shares of Common Stock issuable upon conversion of bonds)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,445,047 (including 959,232 shares of Common Stock issuable upon conversion of bonds)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,445,047 (including 959,232 shares of Common Stock issuable upon conversion of bonds)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.48%
12	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 110394103	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Richard Mashaal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,445,047 (including 959,232 shares of Common Stock issuable upon conversion of bonds)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,445,047 (including 959,232 shares of Common Stock issuable upon conversion of bonds)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,445,047 (including 959,232 shares of Common Stock issuable upon conversion of bonds)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.48%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 110394103	13G/A	Page 4 of 7 Pages

Item 1(a).	Name of Issuer.

Bristow Group Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices.

2103 City West Boulevard, 4th Floor Houston, Texas 77042

Item 2(a).	Name of Person Filing.

This statement is filed by Senvest Management, LLC and Richard Mashaal.

The reported securities are held in the account of Senvest Master Fund, LP (the "Investment Vehicle").

Senvest Management, LLC serves as investment manager of the Investment Vehicle. Richard Mashaal is the managing member of Senvest Management, LLC. Mr. Mashaal may be deemed to have voting and dispositive powers over the securities held by the Investment Vehicle.

Senvest Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicle by virtue of Senvest Management, LLC's position as investment manager of the Investment Vehicle. Mr. Mashaal may be deemed to beneficially own the securities held by the Investment Vehicle by virtue of Mr. Mashaal's status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b).	Address of Principal Business Office.

Senvest Management, LLC 540 Madison Avenue, 32nd Floor New York, New York 10022 Richard Mashaal c/o Senvest Management, LLC 540 Madison Avenue, 32nd Floor New York, New York 10022

Item 2(c).	Place of Organization.

Senvest Management, LLC – Delaware Richard Mashaal – Canada

Item 2(d).	Title of Class of Securities.

Common Stock, $0.01 par value

Item 2(e).	CUSIP Number.

110394103

CUSIP No. 110394103	13G/A	Page 5 of 7 Pages

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:________________________________________

Item 4.	Ownership.
The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G/A are calculated based upon an aggregate of 35,375,380 shares of Common Stock outstanding as of December 31, 2017 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ending December 31, 2017 filed with the Securities and Exchange Commission on February 8, 2018, and assumes the conversion of the reported bonds.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 110394103	13G/A	Page 6 of 7 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The Investment Vehicle has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, more than 5% of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 110394103	13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018
SENVEST MANAGEMENT, LLC

By: /s/ Bobby Trahanas
Name: Bobby Trahanas
Title: Chief Compliance Officer

/s/ Richard Mashaal
RICHARD MASHAAL